

October 15, 2014

Via E-mail
Bob Bates
Chief Financial Officer
Xumanii International Holdings Corp.
9550 South Eastern Ave. Suite 253-A86
Las Vegas, Nevada 89123

> **Re:** **Xumanii International Holdings Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 6, 2014**
> **File No. 000-55101**

Dear Mr. Bates:

We have reviewed the above-referenced filing, and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Reverse Stock Split of Common Stock

Amendments to Articles of Incorporation or Bylaws, page 3

1.   Please revise your disclosure to briefly describe the reasons for the name change to Imerjn Inc. Refer to Item 19 of Schedule 14A, applicable to you via Item 1 of Schedule 14C.

2.   We note that you propose to effect a 10,000-for-1 reverse stock split of your issued and outstanding shares. This corporate action will have the effect of creating a significant amount of newly available authorized shares of common stock relative to shares of outstanding stock. Please revise your disclosure to clearly indicate that this proposal will enable you to issue a significant number of shares of common stock which may severely dilute the interests of existing shareholders. In addition, please tell us in your response letter whether you have entered into any agreements or currently have any plans,

proposals, or arrangements to issue any of the newly available authorized shares of common stock. If you have no such plans or agreements, please include a statement to this effect in your information statement.

3. For clarity, please disclose in tabular format the number of shares of common stock (i) currently authorized, (ii) issued and outstanding, and (iii) authorized and available for issuance; as well as the number of shares in those same categories after giving effect to the reverse stock split. Please also include the percentage of the authorized shares of common stock available for issuance both before and after the reverse stock split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel